08003255

InBev

RECEIVED

2008 JUN 16 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 12 June 2008

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUN 18 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

dw 6/17

Enclosure: press releases

Press Release

InBev nv/sa

Brussels, 12 June 2008 - 1/2

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev to Host Investor Webcast to Discuss Proposed Combination with Anheuser-Busch

Analyst and Investor Conference Call / Webcast Today at 9.30 A.M. EST / 3.30 P.M. CET

Interview with Chief Executive Officer Carlos Brito Available on Website

InBev (Euronext: INB) will be conducting an analyst and investor conference call / webcast today at 9:30am EST / 3:30pm CET, to discuss its proposal to the Board of Directors of Anheuser-Busch, Inc. (NYSE: BUD) to combine the two companies, forming the world's leading global brewer.

The conference call and accompanying slides will be available to all interested parties via webcast. To access the webcast, please visit InBev's website, www.InBev.com.

A replay of the conference call will be available approximately two hours following the conclusion of the call and can be accessed in the U.S. by dialing 1-800-642-1687, conference code 51931055. International callers can access the replay by dialing +1-706-645-9291, conference code 51931055. The webcast will also be archived on the InBev website, www.InBev.com, and www.globalbeerleader.com.

For more information on the proposed combination please go to: www.globalbeerleader.com or www.InBev.com.

Interview with Carlos Brito, chief executive officer of InBev

An interview with Carlos Brito, in video/audio is available at www.globalbeerleader.com and at www.cantos.com. Broadcast media will be able to download the interview at http://w3.cantos.com/08/inbev-download/.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley
Brunswick Group
+44-207-404-5959

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof. InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. . InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

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Press Release

Brussels, 11 June 2008 - 1/8

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev Proposes Combination with Anheuser-Busch, Creating the Global Leader in Beer with Budweiser as its Flagship Brand

Proposal for $65 Per-Share in Cash Represents a 35% Premium to Anheuser-Busch's Unaffected Share Price

Combination Would Create One of the World's Five Largest Consumer Products Companies

A Stronger, More Competitive Global Company to Benefit All Stakeholders

Name of Combined Company to Evoke Anheuser-Busch Heritage; Budweiser to Expand Globally

North American Headquarters and Global Home of Flagship Budweiser Brand in St. Louis, MO

Fully committed to support wholesalers and three-tier system

No Closure of U.S. Breweries; Commitment to communities where Anheuser-Busch operates maintained

InBev (Euronext: INB) today announced that it has made a proposal to the Board of Directors of Anheuser-Busch, Inc. (NYSE: BUD) to combine the two companies, forming the world's leading global brewer. The proposal to acquire all outstanding common shares of Anheuser-Busch for $65 per-share in cash represents an immediate premium of 35% over Anheuser-Busch's 30-day average share price prior to recent market speculation, and an 18% premium over Anheuser-Busch's previous all-time high of $54.97 achieved in October 2002.

The combination of Anheuser-Busch and InBev would create the global leader in the beer industry and one of the world's top five consumer products companies. On a pro-forma basis for 2007, the combined company would generate global beer volumes of 460 million hectoliters, net sales of $36.4 billion, and EBITDA of $10.7 billion. InBev believes that this transaction would be in the best interests of both companies' consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

The proposal was sent to Anheuser-Busch's Board of Directors on June 11, 2008 indicating that InBev would like to engage in a dialogue with the goal of consummating a friendly combination.

As part of its proposal, InBev envisions making St. Louis, MO the headquarters for the North American region and the global home of the flagship Budweiser brand. In addition, InBev has proposed to name the combined company to evoke Anheuser-Busch's heritage, reflecting the strong history of Anheuser-Busch's key brands. InBev would invite a number of Anheuser-Busch's directors to join the board of the combined company and would seek to retain key members of Anheuser-Busch's management team across the organization. Given the limited geographical overlap between the two businesses and the efficiency of Anheuser-Busch's brewery footprint in the United States, InBev would maintain all of Anheuser-Busch's U.S. breweries.

The combined company would be geographically diversified, with leading positions in key countries around the world and balanced exposure to developed and developing markets. A combination of Anheuser-Busch and InBev would result in significant growth opportunities from leveraging the companies' combined brand portfolio, including the global flagship Budweiser brand and international market leaders such as Stella Artois and Beck's, maximizing the combination's unparalleled global distribution network, and applying best practices across the new organization.

Commenting on the offer, Carlos Brito, chief executive officer of InBev, said: "We have the highest respect for Anheuser-Busch, its employees and its leadership, who have built the leading brewer in the U.S. and grown the iconic Budweiser brand. Together, we would draw on the collective expertise of both companies' management and employees. We also recognize the great contribution of Anheuser-Busch's wholesalers to the

company's success and would work closely with them, under the three-tier system, to create even greater excitement in the marketplace around the brands of both companies. The combination will create a stronger, more competitive, sustainable global company which will benefit all stakeholders."

InBev sees significant opportunities to internationalize Anheuser-Busch's key brands and would position Budweiser as the combined company's flagship brand, leveraging InBev's expansive international footprint. InBev has a history of successfully building brands around the world, which would complement the strength of Anheuser-Busch's brand-building in the U.S. The two companies already have a successful U.S. distribution partnership for InBev's European premium import brands including Stella Artois, Beck's and Bass. Anheuser-Busch's world-class sales and distribution system would continue to support the expansion of these brands in the U.S. market.

Mr. Brito added, "We view this combination as a natural next step for both companies, who already enjoy successful partnerships in the U.S., Canada and South Korea. In Canada, both InBev and Anheuser-Busch have seen significant benefits from our existing relationship which spans almost 30 years, during which InBev has helped to make Budweiser the number one beer in Canada with average annual volume growth of 7.2% since 1998. We also have great admiration for Anheuser-Busch's strategic partner, Grupo Modelo, and hope to work with them to find new opportunities to accelerate the development of the Grupo Modelo brands outside of North America."

InBev has a proven track record of successfully completing and integrating business combinations and creating shareholder value. The company was formed in 2004 through the successful combination of Interbrew and AmBev. As a result of the company's strategy to focus on building brands, InBev has achieved average organic volume growth of 5.6%, average organic revenue growth of 7.8%, and average EBITDA growth of 16.2% over the past three years. Through strong organic revenue growth and operational excellence, InBev generated industry leading EBITDA margins of 34.6% in 2007.

Given the highly complementary footprint of the two businesses, synergies would largely be driven by sharing best practices, economies of scale and rationalization of overlapping corporate functions.

In light of the limited overlap between the InBev and Anheuser-Busch businesses, InBev believes that the proposed combination should not encounter any significant regulatory issues and expects that the proposed transaction could be completed promptly.

InBev has retained Lazard as lead financial advisor, JPMorgan as financial advisor and Sullivan & Cromwell as legal advisor.

InBev has received strong support from a group of leading financial institutions, including Banco Santander, Barclays Capital, BNP Paribas, Deutsche Bank, Fortis, ING Bank, JPMorgan and Royal Bank of Scotland, which together would be prepared to provide all of the financing required to complete this transaction. The transaction will be financed with at least $40 billion in debt, and a combination of divestitures of non-core assets and equity financing. The company is committed to retaining an investment-grade credit profile.

The following is a copy of the letter InBev sent to the Board of Anheuser-Busch with respect to its proposal:

June 11, 2008

Mr. August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri 63118
USA

Proposal for Combination Creating the World's Leading Beer Company

Dear August,

Over the past several years we have met with you on many occasions to explore ways in which we could deepen the relationship between our two great companies. Jorge Paulo Lemann and Marcel Telles greatly appreciated your taking the time to meet with them on

the 2nd of June in Tampa. During the course of that meeting you asked whether we had a formal proposal to make to you and your Board of Directors regarding a potential combination.

Although we did not put forward a specific proposal at the time, I am now writing to provide you with proposed terms. As discussed on the 2nd of June, we believe that the combination of Anheuser-Busch and InBev would be an industry-transforming event, creating an unparalleled opportunity for our two companies' consumers, wholesalers, employees, business partners, investors and the communities they serve. Our successful collaboration in Canada, Korea and, more recently, the United States, gives us confidence that, together, we can achieve more for our various stakeholders than would be possible apart.

We believe that the best way to achieve this transformational combination for all constituents, including Anheuser-Busch's shareholders, is an all-cash acquisition of Anheuser-Busch by InBev. InBev is prepared to pay $65 per share in cash for all of the outstanding shares of Anheuser-Busch. A price of $65 per share would deliver to your shareholders an immediate cash premium of 35% over the 30-day average share price prior to recent market speculation and 18% over the previous all-time high achieved in October 2002.

We have the highest respect for Anheuser-Busch, its employees and leadership, as well as the generations of investment that have created the Anheuser-Busch brands, particularly the iconic Budweiser brand. We hold your management's marketing and sales capabilities in great esteem and hope that the combined company will be able to draw on their collective expertise. We also recognize the great contribution of your wholesalers, many of whom are now entrusted with our European import brands in the US, to this achievement. We are strong believers in the three-tier system in the US and would make it a central imperative to work with your wholesalers to create even greater excitement in the marketplace around all of our brands.

We would position Budweiser as our global flagship brand, leveraging our international footprint to enhance the brand's image and exposure. We already have a winning track-record of building your brands outside the United States. In Canada we have a successful partnership spanning almost 30 years that has resulted in sales volumes of the Anheuser-

Busch brands growing at a compounded annual rate of 7.25% since 1998. In fact, together we have made Budweiser the number one beer in Canada. Bud Light has grown at similar rates. Importantly, both brands continue to gain share.

We also have longstanding admiration for your strategic partner, Grupo Modelo. The prominence of their brands in North America is truly impressive. We would hope to work with Grupo Modelo to find new opportunities to further accelerate the development of their brands outside North America.

Together we would be the leader in the industry and one of the top five consumer products companies globally, with pro forma 2007 beer volumes of 460 million hectoliters, net sales and EBITDA of $36.4 billion and $10.7 billion, respectively. In bringing together our two companies, we would seek to draw on our complementary strengths and rich histories. We would envision making St. Louis the headquarters for the North American region and the global home of the flagship Budweiser brand. Also, we would seek to re-name our combined company to evoke the heritage of your key brands. Given your efficient brewery footprint in the United States, we will maintain all your existing breweries. Further, we will continue your strong commitment to the communities in which you operate.

We would like to draw on the skills and experience of the current Anheuser-Busch directors and would invite a number of your directors to join the Board of the new company. In addition, we would hope to retain key members of the Anheuser-Busch management team at all levels of seniority. The global scope of operations would offer new challenges to gifted managers. We look forward to discussing Board and senior management composition at the appropriate time.

We have been advised that this letter, or the making of this proposal, does not create any public disclosure obligations on your part. Rather, we would prefer to engage in a dialogue with you and your Board regarding our proposal.

In order to move forward quickly, we have retained Lazard and JP Morgan as our financial advisors and Sullivan & Cromwell as our legal advisor, which, alongside our senior management, have already completed extensive analysis and due diligence based on publicly available information. We have also received strong support from a group of

leading financial institutions, including Banco Santander, Barclays Capital, BNP Paribas, Deutsche Bank, Fortis, ING Bank, JP Morgan and Royal Bank of Scotland, who together would be prepared to provide all of the financing required to complete this transaction.

Additionally, we have concluded after appropriate review that the proposed combination should not encounter any significant antitrust related issues. As you would expect, this non¬binding proposal is subject to the negotiation of mutually satisfactory definitive agreements and the completion of customary due diligence, all of which could be progressed and finalized without delay.

We would like to arrange a meeting promptly with you and your representatives to discuss all aspects of our proposal and answer any questions you may have. Now is the time to make this compelling combination a reality. Our Board, our majority stockholder and our management team are committed to making this happen.

It is our current intention to keep the contents of this letter private. However, given the significance of this proposal to our respective shareholders and the widespread speculation with respect to this potential transaction, we may be required by regulatory authorities to make public disclosure of this letter in the future. If circumstances permit, we will endeavor to notify you in advance of any such release.

This matter has the highest priority for InBev. I look forward to hearing positively from you shortly.

Very truly yours,
Carlos Brito

cc: Board of Directors of the Anheuser-Busch Companies, Inc.

Dutch and French versions of this press release will be posted on InBev.com tomorrow

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®,

Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Rebecca Shelley
Brunswick Group
+44-207-404-5959

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END